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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Atlantic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Barrett Drive, Ste 100
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Glover 919-783-7787

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James B Glover Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Atlantic Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

Signature

Treasurer

Title

Notary Public

TONY BRITT STEPHENSON
Notary Public, North Carolina
Iredell County
My Commission Expires

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Supplemental Information

December 31, 2018 and 2017

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information on pages 12-15 has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
February 27, 2019

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2018 and 2017

		2018	2017
Assets			
Current assets:			
Cash and cash equivalents	$	713,482	792,236
Marketable securities available-for-sale		24,761	23,283
Receivable from clearing corporation		24,342	31,657
Other receivables		103,052	121,121
Prepaid expenses		6,057	4,210
Total current assets		871,694	972,507
Furniture and equipment, net		11,880	15,416
	$	883,574	987,923
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable to non-customers		4,000	8,478
Accrued commissions and other payables		323,014	380,061
Total current liabilities		327,014	388,539
Deferred tax liability		4,000	4,000
Total liabilities		331,014	392,539
Commitments and contingencies			
Stockholders' equity:			
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 450 shares in 2018 and 500 shares in 2017		45	50
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued		-	-
Additional paid-in capital		61,993	68,881
Accumulated other comprehensive gain		4,660	3,183
Retained earnings		485,862	523,270
Total stockholders' equity		552,560	595,384
	$	883,574	987,923

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2018 and 2017

	2018	2017
Revenues:		
Securities commissions	$ 862,521	$ 808,474
Commissions on sales of investment company shares	1,914,891	1,771,805
Commissions on sales of insurance	1,534,196	1,501,738
Registered investment advisor income	1,489,396	873,875
Other	9,657	6,200
	5,810,661	4,962,092
Expenses:		
Commissions	4,299,520	3,718,312
Salaries and benefits	891,378	850,498
Clearing charges	356,383	118,438
Professional fees	37,547	36,672
Payroll taxes	41,331	39,184
Rent	27,096	27,096
Office supplies	15,529	16,993
Taxes and licenses	19,721	18,942
Email service	7,661	7,914
Depreciation	4,966	2,302
Travel and entertainment	9,205	17,522
Telephone	9,561	6,819
Subscriptions	5,962	5,835
Miscellaneous	2,875	3,893
	5,728,735	4,870,420
Income from operations	81,926	91,672
Interest income	4,611	2,736
Income before provision for income taxes	86,537	94,408
Provision for income taxes	(21,300)	(21,500)
Net income	65,237	72,908
Other comprehensive gain - net unrealized gain on marketable securities	1,477	3,064
Comprehensive income	$ 66,714	75,972

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2018 and 2017

		Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of December 31, 2016	$	50	68,881	119	500,362	569,412
Dividends paid		-	-	-	(50,000)	(50,000)
Comprehensive income		-	-	3,064	72,908	75,972
Balance as of December 31, 2017	$	50	68,881	3,183	523,270	595,384
Dividends paid		-	-	-	(50,000)	(50,000)
Stock repurchase		(5)	(6,888)	-	(52,645)	(59,538)
Comprehensive income		-	-	1,477	65,237	66,714
Balance as of December 31, 2018	$	45	61,993	4,660	485,862	552,560

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2018 and 2017

		2018	2017
Cash flows from operating activities:			
Net income	$	65,237	72,908
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		4,966	2,302
Deferred income taxes		-	2,700
Changes in operating assets and liabilities:			
Receivables		25,383	4,742
Prepaid expenses and other current assets		(1,847)	5,054
Accounts payable		(4,478)	(398)
Accrued commissions and other liabilities		(57,047)	64,180
Net cash provided by operating activities		32,214	151,488
Cash flows used in investing activities - purchases of furniture and equipment		(1,430)	(13,881)
Cash flows used in financing activities:			
Stock repurchase		(59,538)	-
Dividends paid		(50,000)	(50,000)
Net cash used in financing activities		(109,538)	(50,000)
Net (decrease) increase in cash and cash equivalents		(78,754)	87,607
Cash and cash equivalents, beginning of year		792,236	704,629
Cash and cash equivalents, end of year	$	713,482	792,236
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	17,272	608

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory services.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2018 and 2017, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commissions and fees are recorded when earned.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Upcoming Accounting Pronouncement

The Financial Accounting Standards Board has issued Accounting Standards Update (ASU) 2014-09, *Revenue From Contracts With Customers*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 will be effective for the Company beginning January 1, 2019. Management does not believe adoption of this standard will have a material impact on the Company's financial statements.

(3) Marketable Securities

As of December 31, 2018 and 2017, the fair value of marketable equity securities was $24,761 and $23,283 and exceeded cost by $4,661 and $3,183 as of December 31, 2018 and 2017, respectively. The unrealized gain of $1,477 and $3,064 for 2018 and 2017, respectively, has been reported in comprehensive income.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2018	2017
Computer equipment	$ 53,172	51,742
Furniture and other equipment	23,272	23,272
	76,444	75,014
Less accumulated depreciation	(64,564)	(59,598)
	$ 11,880	15,416

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018 and 2017, the Company's net capital was $484,650 and $518,500, respectively, $434,650 in excess of its required net capital of $50,000 in 2018 and $468,500 in excess of its required net capital of $50,000 in 2017). The Company's ratio of aggregate indebtedness to net capital was .68 to 1 and .76 to 1 as of December 31, 2018 and 2017, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Related Party Transactions

Other receivables include $3,170 as of December 31, 2018 and 2017 due from two officers. Accrued commissions and other payables include $137,099 and $182,174, respectively, as of December 31, 2018 and 2017, for commissions due to brokers who also hold an ownership interest in the Company.

See note 9 concerning the office space lease with a company related by common ownership.

The Company loaned an employee $15,000 on November 2012 due in equal installments of $217 with a balance of $1,846 and $5,050 as of December 31, 2018 and 2017, respectively.

(7) Commitments and Contingencies

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2018 and 2017.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2018 and 2017.

(8) Income Taxes

The provision for income taxes consists of the following:

		2018			2017		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	18,500	-	18,500	14,300	2,200	16,500
State		2,800	-	2,800	4,500	500	5,000
	$	21,300	-	21,300	18,800	2,700	21,500

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 21% (34% in 2017) to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(9) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2018 and 2017, the Company paid rent totaling $39,737 to this company.

Total rental expense for 2018 and 2017 was $27,096, which is net of sublease rental income of $12,600.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm totaling $234,567 and two banks totaling $274,460 and $204,365. The amounts held at one bank are within the federally insured limit of $250,000 and the second bank exceeds the $250,000 limit by $24,460. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(11) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees under the age of 50 and over the age of 50 may contribute a percentage of their compensation up to $12,500 and 15,500, respectively, per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2018 and 2017 was $17,498 and $16,313, respectively.

(12) Stock Repurchase

On September 11, 2018, the Company purchased 50 shares of stock for $59,384.

(13) Subsequent Events

The date to which events occurring after December 31, 2018, the date of the most recent consolidated statement of financial condition, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 27, 2019 the date the consolidated financial statements were available to be issued.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018 and 2017

		2018	2017
Net Capital			
Total stockholders' equity	$	552,560	595,384
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		47,623	52,235
Furniture and equipment, net		11,880	15,416
		59,503	67,651
Net capital before haircuts on securities positions		493,057	527,733
Haircuts on securities:			
Investment securities - exempted		3,714	5,741
Investment securities - other		4,693	3,492
		8,407	9,233
Net capital	$	484,650	518,500
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		4,000	8,478
Accrued commissions and other payables		327,014	384,061
	$	331,014	392,539

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2018 and 2017

		2018	2017
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	22,119	26,169
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	434,650	468,500
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	450,700	460,137
Ratio of aggregate indebtedness to net capital		0.68	0.76
Reconciliation with Company's Computation			
Net capital, as reported in Company's FOCUS report (unaudited), amended	$	484,650	518,500
Audit adjustments		-	-
Net capital per above	$	484,650	518,500

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018 and 2017

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018 and 2017

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Atlantic Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2019

Mid-Atlantic Securities, Inc.

EXEMPTION REPORT

Mid-Atlantic Securities, Inc. is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2018, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

James B. Glover Jr.
Treasurer

February 27, 2019